UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Burning Rock Biotech Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0002 per share

(Titles of Class of Securities)

G17173 108**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Burning Rock Biotech Limited (the “Issuer”). CUSIP number 12233L 107 applies to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing one Class A Ordinary Share.

CUSIP No. G17173 108	13G	Page 2 of 14

1	NAME OF REPORTING PERSON China Merchants Bank Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,029,385
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,029,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,029,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020.

CUSIP No. G17173 108	13G	Page 3 of 14

1	NAME OF REPORTING PERSON CMB International Capital Holdings Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,029,385
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,029,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,029,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 4 of 14

1	NAME OF REPORTING PERSON CMB International Capital Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,029,385
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,029,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,029,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 5 of 14

1	NAME OF REPORTING PERSON CMB International Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,029,385
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,029,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,029,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 6 of 14

1	NAME OF REPORTING PERSON CMB International Private Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,029,385
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,029,385
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,029,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 7 of 14

1	NAME OF REPORTING PERSONS EverGreen SeriesC Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,964,435
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,964,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,964,435
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%*
12	TYPE OF REPORTING PERSON PN

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

CUSIP No. G17173 108	13G	Page 8 of 14

1	NAME OF REPORTING PERSONS CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,064,950
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,064,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%*
12	TYPE OF REPORTING PERSON CO

*

Calculated based on the number in Row 9 above divided by 86,479,686, being the total number of Class A Ordinary Shares outstanding immediately following the Issuer’s offering, as reported in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

Item 1(a).	Name of Issuer:

Burning Rock Biotech Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

601, 6/F, Building 3, Standard Industrial Unit 2

No. 7, Luoxuan 4th Road

International Bio Island, Guangzhou, 510005

People’s Republic of China

Item 2(a).	Name of Person Filing:

China Merchants Bank Co., Limited

CMB International Capital Holdings Corporation Limited

CMB International Capital Corporation Limited

CMB International Investment Management Limited

CMB International Private Investment Limited

EverGreen SeriesC Limited Partnership

CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP

(each, a “Reporting Person” and, collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o CMB International Capital Corporation Limited

46th Floor, Champion Tower, 3 Garden Road, Hong Kong

Item 2(c).	Citizenship:

Hong Kong:

China Merchants Bank Co., Limited

CMB International Capital Holdings Corporation Limited

CMB International Capital Corporation Limited

British Virgin Islands:

CMB International Investment Management Limited

Cayman Islands:

CMB International Private Investment Limited

EverGreen SeriesC Limited Partnership

CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value US$0.0002 per share

Item 2(e).	CUSIP Number:

G17173 108*

*	This CUSIP number applies to the Class A Ordinary Shares of the Issuer. CUSIP number 12233L 107 applies to the ADSs of the Issuer, each ADS representing one Class A Ordinary Share.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Issuer’s Class A Ordinary Shares by each of the Reporting Persons is presented as of December 31, 2020:

Reporting Person	(a) Amount beneficially owned(1):	(b) Percent of class(2):	(c) Number of shares as to which the person has:
			(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote(1)	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or direct the disposition of(1)
China Merchants Bank Co., Limited	7,029,385	8.1%	0	7,029,385	0	7,029,385
CMB International Capital Holdings Corporation Limited	7,029,385	8.1%	0	7,029,385	0	7,029,385
CMB International Capital Corporation Limited	7,029,385	8.1%	0	7,029,385	0	7,029,385
CMB International Investment Management Limited	7,029,385	8.1%	0	7,029,385	0	7,029,385
CMB International Private Investment Limited	7,029,385	8.1%	0	7,029,385	0	7,029,385
EverGreen SeriesC Limited Partnership	5,964,435	6.9%	0	5,964,435	0	5,964,435
CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP	1,064,950	1.2%	0	1,064,950	0	1,064,950

(1)

EverGreen SeriesC Limited Partnership (“EverGreen”), a Cayman Islands exempted limited partnership, directly holds 5,964,435 Class A Ordinary Shares. CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP (“SPC”), a segregated portfolio company incorporated under the laws of the Cayman Islands, directly holds 1,064,950 Class A Ordinary Shares.

CMB International Private Investment Limited (“CMBIPI”), a company incorporated under the laws of the Cayman Islands, is the general partner of EverGreen and owns all the management shares of SPC. CMBIPI is wholly owned by CMB International Investment Management Limited (“CMBIIM”), a company incorporated under the laws of the British Virgin Islands. CMBIIM is wholly owned by CMB International Capital Corporation Limited (“CMBICC”), a company incorporated in Hong Kong. CMBICC is a majority owned subsidiary of CMB International Capital Holdings Corporation Limited (“CMBICH”), a company incorporated in Hong Kong. CMBICH is wholly owned by China Merchants Bank Co., Limited (“CMB”), a company incorporated in Hong Kong and listed on the Stock Exchange of Hong Kong. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CMBIPI, CMBIIM, CMBICC, CMBICH and CMB may be deemed to beneficially own all of the Issuer’s shares held by EverGreen and SPC.

(2)

Calculated based on the number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons as of December 31, 2020, divided by 86,479,686, being the total number of Class A Ordinary Shares, reported as outstanding immediately following the Issuer’s offering in its prospectus on Form 424B4 filed with the SEC on December 4, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

CHINA MERCHANTS BANK CO., LIMITED

By:	/s/ Huiyu Tian
Name: Huiyu Tian
Title: Director

CMB INTERNATIONAL CAPITAL HOLDINGS CORPORATION LIMITED

By:	/s/ Huiyu Tian
Name: Huiyu Tian
Title: Director

CMB INTERNATIONAL CAPITAL CORPORATION LIMITED

By:	/s/ Xiaosong Xu
Name: Xiaosong Xu
Title: Director

CMB INTERNATIONAL INVESTMENT MANAGEMENT LIMITED

By:	/s/ Weirong Li
Name: Weirong Li
Title: Director

CMB INTERNATIONAL PRIVATE INVESTMENT LIMITED

By:	/s/ Rongfeng Jiang
Name: Rongfeng Jiang
Title: Director

EVERGREEN SERIESC LIMITED PARTNERSHIP
By: CMB International Private Investment Limited, its general partner

By:	/s/ Rongfeng Jiang
Name: Rongfeng Jiang
Title: Director

CMBI PRIVATE EQUITY SERIES SPC ON BEHALF OF AND FOR THE ACCOUNT OF BIOTECHNOLOGY FUND IV SP

By:	/s/ Rongfeng Jiang
Name: Rongfeng Jiang
Title: Director